Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen California Dividend Advantage Municipal Fund 2
333-49242
811-10197

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007 and then adjourned to November 8, 2007, at this meeting shareholders were asked to vote on a new Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment
management agreement
 <c>Common and MuniPreferred shares
 voting together as a class
   For
            7,524,024
   Against
               362,274
   Abstain
               339,547
   Broker Non-Votes
            2,655,816
      Total
          10,881,661



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018705.